                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 22 January 2009

            ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

22 January 2009

BOARD
APPOINTMENTS
AT AIB

Allied Irish Banks, p.l.c., ("AIB") announces the
appointment today of Mr. Declan
Collier and Mr. Dick Spring
as
Non-Executive Directors
.

Mr. Collier has been the
Chief Executive
 of the
Dublin Airport Authority since 2005.
He previously
worked for ExxonMobil
where he held
various senior management positions in
Ireland
 and the
UK
.
 He is currently a Director
of Dublin Airport Authority plc, Chairman of Aer Rianta International cpt and Chairman of DAA Finance plc.

Mr. Spring served as Tanaiste
(Deputy Prime Minister)
and Minister for Foreign Affairs between
1993
 and
1997
, and
is a former
leader of the Labour Party
.
 He is currently
Executive Vice Chairman, Fexco Holdings Ltd.
,
Chairman of International Development Ireland Ltd.,
Altobridge Ltd., and Alder Capital Ltd., and
a Director of Repak Ltd. and The Realta Global Aids Foundation Ltd.

Ends

22 January 2009

For further information please contact:
Liam Kinsella,
Secretary,
Allied Irish Banks, p.l.c.,
Bankcentre,
Ballsbridge,
Dublin
 4.

Tel: 00 353 1 6413907

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  22 January, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.